Exhibit 19

 DONEGAL GROUP INC.
DONEGAL MUTUAL INSURANCE COMPANY

Insider Trading Policy

I.	GENERAL RULE

No Director (as defined in paragraph A of Section II), Officer (as defined in paragraph B of Section II) or employee of Donegal Group Inc. ("DGI") or Donegal Mutual Insurance Company ("Donegal Mutual") shall engage in transactions in securities issued by DGI while in possession of material, non-public information concerning DGI or if the Director or Officer has not complied to the extent applicable with Rule 144 of the Securities and Exchange Commission (the "SEC"). See paragraphs D, F and G of Section II of this Insider Trading Policy (this "Policy") for definitions of "related interests," "material information" and "non-public information." This restriction also applies to the Related Interests (as defined in paragraph D of Section II) of a Director or Officer.

Similarly, a Director or Officer shall not trade in the securities of another corporation if the Director or Officer is aware of material non-public information about that other corporation or that would be expected to have an impact on that corporation whether or not the Director or Officer obtained possession of the material non-public information relating to or impacting that other corporation as part of the Director or Officer's employment or service with DGI or Donegal Mutual.  Examples of this type of information could relate to customers or suppliers of DGI or Donegal Mutual or those with whom DGI or Donegal Mutual may be negotiating a transaction, or competitors of such companies, DGI or Donegal Mutual.

A Director or Officer's possession of material non-public information concerning a corporation in connection with transactions by that person in the securities of that corporation or the communication by that person of that information to others who then engage in transaction in securities issued by that corporation violates the federal securities laws.  Such a communication constitutes "tipping" and is one form of illegal insider trading.  This Policy expressly prohibits both trading while in the possession of inside information and tipping.

Insider trading violations of the federal securities laws often result in harsh consequences for the person who engaged in insider trading, including:

•	exposure to investigations by the SEC;

•	criminal and civil prosecution;

•	disgorgement of any profits realized or losses avoided through use of the information;

•	monetary fines up to three times the gain obtained or loss avoided or imprisonment; and

•	termination of employment.

Insider trading by a Director or Officer can also expose DGI and Donegal Mutual to civil liabilities and penalties.  DGI and Donegal Mutual have adopted this Policy to ensure that Directors or Officers who possess material non-public information concerning DGI or another corporation do not engage in securities transactions involving securities issued by DGI or that other corporation.

This Policy establishes pre-clearance procedures before a Director or Executive Officer (as defined in paragraph C of Section II) may engage in a transaction in securities issued by DGI which are addressed in Section IV of this Policy.  This Policy also describes limitations on the ability of a Director or Executive Officer to sell securities issued by DGI even if the Director or Executive Officer does not possess any material non-public information concerning DGI.  These limitations arise under SEC Rule 144.
Section VI of this Policy addresses SEC Rule 144.

This Policy also addresses certain other provisions of the federal securities laws that apply to Directors and Executive Officers of DGI, such as short sales or the penalties associated with buying or selling or selling and buying Class A or Class B common stock of DGI within a six-month period. See Section III of this Policy for more information.

All Directors, Officers and employees of DGI and Donegal Mutual and their respective subsidiaries and affiliates are always subject to this Policy, the Code of Business Conduct and Ethics of DGI and the federal securities laws, all of which prohibit transactions by a person in securities issued by DGI while that person is in the possession of material non-public information regarding DGI.

If you have any questions regarding this Policy or the pre-clearance requirements this Policy mandates or want to request any of the forms DGI has prepared to use in connection with the pre-clearance requirements, please call our Chief Financial Officer at 717-426-1931, ext. 7357.

II.	DEFINITIONS

A.           Director.  Any member of the board of directors of DGI, Donegal Mutual or their respective subsidiaries or affiliates.

B.           Officer.  Any person who holds a position as an officer of DGI, Donegal Mutual or their respective subsidiaries and affiliates that is subject to annual appointment by their respective boards of directors.

C.           Executive Officer.  Any Officer of DGI who the DGI board of directors designates annually as an “executive officer” as the SEC defines that term in Rule 3b-7 of the Securities Exchange Act of 1934, as amended (the "1934 Act").

D.           Related Interests. A person is considered the beneficial owner of all equity securities in which the person has a direct or indirect beneficial interest. This interest means the opportunity to profit from or share in any profit derived from a securities transaction.  The federal securities laws presume that a person has a beneficial interest in securities held by members of that person's immediate family who share the same residence.  The definition of immediate family is broad, and includes children (natural, step or adoptive), parents, grandparents, siblings, spouses and in-laws. The concept of beneficial ownership also includes securities issued by DGI held by other corporations, partnerships and trusts, including estate planning inter vivos trusts controlled by a Director or Officer or Related Interests of that Director or Officer. Collectively, all of these affiliated individuals and entities constitute Related Interests.

E.            Trading.  Any purchase or sale, donation or gift including charitable donations and gifts, pledge of stock for a loan or the exercise of a stock option or warrant on a cashless or net basis exercise in which securities issued by DGI are purchased or sold in a public marketplace.  This definition also includes transactions by an IRA, 401(k) or trust account of a Director, Officer or Related Interest.

F.            Material Information.  Information relating to DGI or any other corporation with publicly-traded securities, its business operations or securities that an independent investor would likely consider important in determining whether to buy or sell securities of DGI if the information were publicly available. Some types of information often found to be "material" are:

•	earnings estimates;

•	dividend increases or decreases;

•	acquisitions;

•	sales of substantial assets;

•	change in debt ratings;

•	significant write-downs of assets or additions to loss reserves or contingent liabilities;

•	liquidity problems;

•	extraordinary management developments;

•	public offerings;

•	major price or market changes;

•	significant litigation; or

•	investigations, enforcement actions or other material regulatory actions by governmental bodies.

G.           Non-Public Information.  A Director or Officer should consider information about DGI as "non-public" unless the Director or Officer knows the non- public information has been widely disseminated to the general public. A Director or Officer should not consider material non-public information to be publicly available until it is generally considered widely disseminated by the press and electronic media.  DGI considers information "publicly available" on the third business day after the information has been disclosed by DGI by one of the following methods:

•	DGI's website;

•	an earnings conference call;

•	the Dow Jones broad tape;

•	news wire services such as Associated Press or Reuters;

•	publication by newspapers or magazines with national circulation such as The Wall Street Journal or The New York Times; and

•	public documents filed with the SEC, such as periodic reports on Forms 8-K, 10-Q and 10-K, prospectuses or proxy statements.

III.	OTHER TRADING RESTRICTIONS ON DIRECTORS AND EXECUTIVE OFFICERS

A.           A Director or Executive Officer may only undertake trading of securities issued by DGI during a Window Period (as hereafter defined) or an Other Period (as hereafter defined).

B.           Section IV of this Policy sets forth DGI's requirements and procedures for the pre-clearance of transactions in securities issued by DGI by a Director or Executive Officer before the execution of the transaction.

C.           Section VI of this Policy sets forth DGI's requirements and procedures for filing SEC Forms 3, 4 and 5 with the SEC with respect to reporting changes in the beneficial ownership of securities issued by DGI by a Director or Executive Officer of DGI. These reports are required pursuant to Section 16(a) of the 1934 Act.

D.           Section 16(b) of the 1934 Act provides that a Director or Executive Officer of DGI must pay to DGI any profit realized by that Director or Executive Officer from the purchase and sale or sale and purchase of any securities issued by DGI within a period of six months.

E.           Section 16(c) of the 1934 Act prohibits a Director or Executive Officer of DGI from engaging in a short sale of securities issued by DGI.

IV.	REQUIREMENT FOR PRE-CLEARANCE OF TRANSACTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

A.           Pre-Clearance Required.  During a Window Period or an Other Period, no Director or Executive Officer may undertake trading of any kind in any securities issued by DGI unless such Director or Executive Officer has first satisfied the following conditions:

•
The Director or Executive Officer obtains a written pre-clearance letter from DGI's President and Chief Executive Officer or Chief Financial Officer pre-clearing the proposed transaction before commencing the proposed transaction.  In requesting a pre- clearance letter, the Director or Executive Officer must provide the President and Chief Executive Officer or Chief Financial Officer of DGI a request letter in the form provided by DGI that shall include:

•
a specific written description of all of the material details (e.g., dollar amounts and number of shares involved, type of transaction and whether pursuant to a plan) about the proposed transaction; and

•
a written representation signed by the Director or Executive Officer that affirms that the Director or Executive Officer is not aware of, and does not have possession of, any material non-public information regarding DGI.  This representation may be made by means of a conformed signature in an e- mail.

•
For stock option exercises, Computershare shall be responsible for the timely filing of any Form 144 notices required because the proposed transaction involves the sale by the Director or Executive Officer of more than 5,000 shares of Class A or Class B common stock of DGI or aggregate proceeds of more than $50,000 in any period of three consecutive months.  For all other transactions, the Chief Financial Officer of DGI shall be responsible for any such Form 144 notices required.

•
The Director or Executive Officer shall notify the Chief Financial Officer of DGI of the execution of any transactions pursuant to a pre-clearance letter on the date of the execution of the transactions. The Chief Financial Officer of DGI or his designee shall file on behalf of such Director or Executive Officer the SEC Forms 3, 4 or 5s required to disclose such transaction.

B.           Trading Periods. To facilitate the administration of this Policy, transactions by Directors and Officers in securities issued by DGI shall be restricted as follows:

•
Window Periods.  A Director or Officer may effect transactions in securities issued by DGI only during a Window Period or an Other Period, subject to the condition that any Director or Executive Officer complies with the pre-clearance procedures set forth in Section IV(A).  Window Periods begin on the third business day following the date of DGI's publication of its results of operations for a calendar quarter and expire on the earlier of the 21st calendar day following such date of publication or the close of business on the day immediately preceding the next meeting of DGI's Board of Directors.  In the event that DGI's President and Chief Executive Officer or Chief Financial Officer determines that a Window Period must be terminated and a Blackout Period imposed, DGI will so notify each Director and Officer.

•
Blackout Periods.  Directors or Officers may not engage in transactions involving securities issued by DGI during a Blackout Period, subject to the limited exception set forth below.  Blackout Periods begin on the 15th day of the last month of each calendar quarter and continue until the commencement of the next Window Period.  In the event a Director or Officer has an unanticipated personal hardship, DGI may permit a transaction involving securities issued by DGI during a Blackout Period provided the proposed transaction receives the prior approval of three members of DGI's Board of Directors, the Director or Officer does not then possess material non-public information regarding DGI and the Director or Officer complies with the pre-clearance procedures as provided in Section IV(A) of this Policy.

•
Other Periods:  Other Periods begin on the first calendar day following the expiration of a Window Period and continue until the first day of the next succeeding Blackout Period.  All proposed transactions by a Director or Officer in securities issued by DGI during an Other Period shall only be effected in compliance with the pre-clearance procedures as provided in Section IV(A) of this Policy.  In addition to that compliance, the issuance of a pre- clearance letter in compliance with Section IV(A)(2) shall require the written determination of the President and Chief Executive Officer of DGI or Chief Financial Officer of DGI that the proposed transaction is appropriate in light of facts and circumstances then prevailing.

V.	TRADING PLANS

A Director or Officer must apply for approval to adopt an SEC Rule 10b5-1 trading plan by written request to DGI's President and Chief Executive Officer or DGI's Chief Financial Officer.  To request approval of an SEC Rule 10b5-1 trading plan, the Director or Officer must comply with the procedures set forth in Sections III (B) and (C) of this Policy.  Approval of the adoption of SEC Rule 10b5-1 trading plans by DGI's President and Chief Executive Officer or Chief Financial Officer is discretionary.  The request for approval by the Director or Officer shall also acknowledge that:

•	The Director or Officer is entering into the plan in good faith and not as a scheme to evade SEC Rule 10b5-1; and

•
Upon adoption of an SEC Rule 10b5-1 trading plan, the Director or Officer shall comply with this Policy, the Code of Business Conduct and Ethics of DGI and applicable provisions of the federal securities laws.

As part of the establishment of an SEC Rule 10b5-1 trading plan, a Director or Officer shall enter into a binding contract, instruction or written plan for the routine periodic purchase or sale of securities issued by DGI under specified terms and conditions at a time when the Director or Officer does not possess material non-public information regarding DGI.

A.           The binding contract, instruction or written plan must:

•
expressly specify the securities the Director or Officer proposes to purchase or sell, the prices at which and the dates on which the Director or Officer proposes to purchase or sell securities issued by DGI;

•	include a written formula or algorithm, or computer program, for determining amounts, prices and dates; or

•
not permit the Director or Officer to exercise any subsequent influence over how, when or whether to effect purchases or sales, provided, in addition, that any other person who does exercise such influence pursuant to the binding contract, instruction or written plan, such as a broker, is not aware of any material non-public information relating to DGI when doing so.

B.           Upon the President and Chief Executive Officer's or Chief Financial Officer's approval of a Rule 10b5-1 trading plan, further transactions by that Director or Officer in securities issued by DGI pursuant to that plan do not require further action by DGI under this Policy.  However, a purchase or sale under Rule 10b5-1 is not protected from liability if the Director or Officer alters or deviates from the binding contract, instruction or written plan, whether by changing the amount, price or timing of the purchase or sale or enters into or alters a corresponding or hedging transaction or position with respect to those securities.

C.           A binding contract, instruction or written plan pursuant to Rule 10b5-1 shall also comply with all other applicable disclosure, reporting and other requirements under federal and state securities laws.  In addition, DGI may require that all approved binding contracts, instructions or plans include additional safeguards for the benefit of DGI, such as compliance with customary lockup commitments associated with underwritings of securities offered by DGI.  Further, a Director or Officer shall advise the President and Chief Executive Officer or the Chief Financial Officer in writing in advance of any proposed modification to, or termination of such a binding contract, instruction or written plan concerning trades to be conducted pursuant to Rule 10b5-1 and such modifications shall not become effective until the President and Chief Executive Officer or the Chief Financial Officer has approved the modification.

VI.	SEC REPORTING REQUIREMENTS

These reporting requirements apply only to Directors and Executive Officers of DGI.

A.	Form 4: Two-Day Filing Requirement

•
The Form 4 two-day period begins to run on the date of execution of the transaction, e.g., a purchase or sale of a security issued by DGI on a Monday must be reported to the SEC before 10:00 p.m. eastern time on the ensuing Wednesday.

•
Securities transactions subject to Section 16 of the 1934 Act include any transactions in which a Director or Executive Officer has a beneficial interest, including transactions by a Director or Executive Officer's Related Interests.

•	The following Director or Executive Officer transactions involving securities issued by DGI are subject to the two-day Form 4 filing requirements:

•	purchases or sales of securities issued by DGI in either brokered transactions or private transactions;

•	stock option grants;

•	restricted stock grants;

•	stock option exercises, including cashless exercises;

•	purchases or sales of securities issued by DGI on behalf of a trust for which the Director or Executive Officer serves as trustee or is a beneficiary; and

•	bonuses or other awards in the form of DGI stock.

B.	Form 4: Five-Day Filing Requirement

•
The Form 4 filing requirement provides for an extension of the Form 4 filing deadline where the Director or Executive Officer may not control the exact date on which the transaction occurs. The five-day filing requirement applies to voluntary stock purchases under DGI's Dividend Reinvestment and Stock Purchase Plan (the "Reinvestment Plan").

•
Transactions involving DGI stock in those plans require Form 4 filings on the earlier of:  (i) two days after the date the Director or Executive Officer is notified of the completion of the trade or (ii) the fifth business day following the transaction.  Because of the fifth day following the transaction may occur before the Director or Executive Officer receives notice, DGI has implemented procedures to track Director or Executive Officer transactions in the affected plans to ensure that timely SEC filings occur with respect to all reportable transactions.

C.	Transactions Exempt From SEC Reporting

•	The following transactions by Directors and Executive Officers of DGI remain exempt from SEC Section 16, and do not require any filing with the SEC:

•	acquisitions of DGI Class A common stock through normal payroll contributions to DGI's 401(k) Plan, including matching contributions made by DGI;

•	acquisitions of DGI Class A or Class B common stock through stock splits or stock dividends;

•	reinvestment of dividends to purchase DGI Class A common stock, but not voluntary purchases, under the Reinvestment Plan; and

•	purchases of DGI Class A common stock under DGI's employee stock purchase plan and agents stock purchase plan.

•
Gifts of shares of common stock of DGI by Directors and Executive Officers must be reported annually on Form 5, unless the Director or Executive Officer has previously filed a Form 4 on a voluntary basis to report the gift.

D.	Compliance Procedures

•
Electronic Filing/Powers of Attorney: All Directors or Executive Officers shall, with the assistance of the Chief Financial Officer of DGI, obtain a code identification from the SEC, which code will permit the Chief Financial Officer of DGI or his designee to file electronically all Forms 3, 4 or 5 and Forms 144 on behalf of such Director or Executive Officer.

•
Broker Requirements:  All Directors or Executive Officers are urged to register their shares with Computershare and not hold them in broker street name.  If such Director's or Executive Officer's shares are held in broker street name, then the Director or Executive Officer and any Related Interests are required to execute a Broker Instruction Form with their broker.  This Form imposes the following two restrictions on brokers who propose to execute purchases and sales of stock of DGI on behalf of such Director or Executive Officer:

•
not to enter any order without confirming with the Chief Financial Officer of DGI that the transaction has been pre- cleared and complies with the brokerage firm's compliance procedures (e.g. Rule 144); and

•	to advise the Chief Financial Officer of DGI regarding the relevant details of all purchases or sales in DGI stock conducted by the broker simultaneously with the execution of the transaction.

•
Rule 144 Requirements.  A Director or Executive Officer of DGI must comply with the provisions of the Securities Act of 1933, as amended (the "1933 Act") prior to effecting sales of DGI's Class A or Class B common stock in a public market.  In order for any such person to sell shares of DGI Class A or Class B common stock, the sale of the shares must either be registered under the 1933 Act, which is unlikely to occur, or comply with an exemption from such registration.  This requirement for registration or exemption with respect to a sale of shares of DGI's Class A or Class B common stock applies to all shares held by a Director or Executive Officer, including, but not limited to, shares purchased on the open market or shares purchased privately.

Under Rule 144, all securities issued by DGI that Directors or Executive Officers hold are treated as restricted securities even if the shares held by the Director or Executive Officer were registered when the Director or Executive Officer acquired the shares or the Director or Executive Officer purchased the shares in a Nasdaq Global Select Market, Inc. ("NASDAQ") transaction. A Director or Executive Officer must comply with the following requirements of Rule 144 in connection with any sale of common stock of DGI, except as noted below:

•
The Director or Executive Officer must file a Form 144 with the SEC concurrently with placing the sale order with a broker or upon execution of the trade with a market maker if the contemplated sale involves more than 5,000 shares of common stock of DGI or $50,000 in gross proceeds in any period of three consecutive months.

•	DGI must be current in its reporting requirements under the 1934 Act at the time of sale;

•
If the shares of DGI proposed to be sold were acquired in a private transaction (i.e., directly from DGI or an affiliate), the Director or Executive Officer must have held and beneficially owned the shares for a period of six months before a sale can be made under Rule 144.

•
The amount of common stock of DGI that may be sold in any period of three consecutive months may not exceed the greater of 1% of the outstanding common stock of DGI (approximately 250,000 shares) or the average weekly trading volume on NASDAQ during the four calendar weeks preceding the sale; and

•	The common stock of DGI must be sold in unsolicited "brokers' transactions" or directly to "market makers" or in "riskless principal transactions" as those terms are defined in Rule 144.

VII.	INTERPRETATION

DGI shall interpret the requirements of this Policy in a manner that is consistent with the applicable requirements of the federal securities laws.

Approved by DGI and Donegal Mutual Boards of Directors on December 19, 2024